SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of July 2008

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:      July 21, 2008

INVESTOR CONTACTS investor.relations@homex.com.mx Carlos J. Moctezuma Head of Investor Relations +5266-7758-5800 cmoctezuma@homex.com.mx

Second Quarter 2008 Results

Homex Delivers a Solid Top Line Growth of 19.5% and a Strong 16.5% Net Margin

Culiacán Mexico, July 21, 2008—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the second quarter ended June 30, 20081

New Mexican Accounting Reporting Standard for 2008:

As companies in Mexico no longer follow inflation accounting (Bulletin B-10), 2Q08 figures are presented without inflation adjustment; while 2Q07 figures are presented with inflation adjustment through December 31, 2007. Therefore, the results of the two quarterly periods are not directly comparable.

Highlights

•	Total revenues in the 2008 second quarter increased 19.5% to Ps.4.4 billion (US$425 million) from Ps.3.7 billion (US$356 million) in the year-ago period.

•
Earnings before interest, taxes, depreciation and amortization (EBITDA), during the quarter were Ps.1,052 million (US$102 million), a 20.3% increase from the Ps.875 million (US$85 million) reported in the second quarter of 2007.

•	EBITDA margin increased 15 basis points to 24.0% in the second quarter of 2008 from 23.9% EBITDA margin reported in the second quarter of 2007.

•	Net income increased 67.9% in the second quarter of 2008 to Ps.722 million (US$70 million) from Ps.430 million (US$42 million) in the second quarter of 2007.

•	Earnings per share for the second quarter of 2008 increased 68.4% to Ps.2.16 compared to Ps.1.28 in the comparable quarter of 2007.

“Once again, Homex has demonstrated its strength and leadership in the Mexican homebuilding industry by delivering solid revenue growth and continued margin improvement,” Gerardo de Nicolás, Chief Executive Officer of Homex said. “During the quarter, we took another important step in our expansion strategy with the start of operations in the city of Saltillo and we continued with our implementation program of our new aluminium mould construction technology in nine additional affordable entry and middle income level cities. The fundamentals of the homebuilding industry in Mexico remain strong and we remain confident that through our expansion strategy Homex will keep gaining market share and improving operational efficiencies during this year and over the longer term.”

1 Unless otherwise noted, all monetary figures are presented in Mexican pesos and in accordance with recently applicable Mexican Financial Reporting Standards (MFRS): “NIF B-10” Second Quarter 2008 figures are presented without inflation adjustment; while Second Quarter 2007 figures are presented with inflation adjustmen through December 31, 2007. The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures are presented only for the convenience of the reader and estimated using an exchange rate Ps.10.30 per US$1.00. Second quarter 2008 financial information is unaudited and is subject to adjustment.

Mr. de Nicolás reiterated previously announced guidance for 2008, expecting revenue growth of 16-18 percent in real terms and an EBITDA Margin in the range of 24 percent to 25 percent.

FINANCIAL AND OPERATING HIGHLIGHTS				SIX MONTHS
Thousands of pesos	2Q'08 (a)	2Q'07	% Chg.	2008	2007	% Chg.
Volume (Homes)	13,426	12,289	9.3%	24,077	22,050	9.2%
Revenues	$4,381,085	$3,665,851	19.5%	$7,862,452	$6,598,372	19.2%
Gross profit	$1,418,840	$1,162,437	22.1%	$2,514,233	$2,095,655	20.0%
Operating income	$926,871	$798,743	16.0%	$1,629,235	$1,440,063	13.1%
Net Interest Expense	$32,631	$91,033	-64.2%	$60,118	$171,844	-65.0%
Net Income	$722,295	$430,184	67.9%	$1,226,622	$896,997	36.7%
EBITDA (b)	$1,051,983	$874,797	20.3%	$1,897,025	$1,729,538	9.7%
Gross Margin	32.4%	31.7%		32.0%	31.8%
Operating Margin	21.2%	21.8%		20.7%	21.8%
EBITDA Margin	24.0%	23.9%		24.1%	26.2%
Earnings per share	2.16	1.28		3.66	2.67
Earnings per ADR presented in US (c)	1.26	0.75		2.13	1.56
Weighted avge. shares outstanding (MM)	334.9	335.9		334.9	335.9
Accounts receivable (as a % of sales)				54.8%	39.4%
Accounts receivable (days) period-end				197	142
Inventory turnover (days) period-end				369	379
Inventory (w/o land) turnover (days) period-end				63	63

(a) As a result of the elimination of inflation accounting in Mexico effective December 31, 2007, the results of the second quarter of 2007 and 2008 are not directly comparable.
(b) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense, employee statutory profit sharing expense and capitalized interest. Please see Financial Results / EBITDA that includes a table that sets forth a reconciliation of net income to EBITDA for the second quarter 2008 and 2007.
(c) US$ values estimated using an exchange rate of Ps.10.30 per US$1.00. Common share/ADR ratio: 6:1

SECOND QUARTER 2008 RESULTS	2

Operating Results

Homex operated in 34 cities and 21 states across Mexico as of June 30, 2008.

Sales Volumes. During the quarter, sales volume totaled 13,426 homes, of which affordable entry-level volumes accounted for 12,238 homes, or 91.2% of total sales volume. Increased availability of financing from all sources, particularly the Mexican Workers' Housing Fund (INFONAVIT), contributed to the higher volume of sales of affordable entry-level homes. Middle-income volume was 1,188 homes, or 8.8% of total sales volume.

VOLUME
	2Q'08	2Q'07	Change 2Q08 / 2Q07	2008 YTD	2007 YTD	Change 08/07
Affordable-entry	12,238	11,250	8.8%	21,941	20,146	8.9%
Middle income	1,188	1,039	14.3%	2,136	1,904	12.2%
Total volume	13,426	12,289	9.3%	24,077	22,050	9.2%

The average price during the second quarter for all homes sold was Ps.324 thousand, a 9.4% increase compared to the second quarter of 2007. The result was mainly driven by an improved product offering within the affordable-entry level that resulted in a 10.4% average price increase and a 2.8% increase in the average price for middle-income products.

AVERAGE PRICE		PRICE RANGE BY SEGMENT*
Thousands of pesos	2Q'08	2Q'07	Change 2Q08 / 2Q07	2008 YTD	2007 YTD	Change 08 /07	Low	High
Affordable-entry	$276	$250	10.4%	$276	$250	10.4%	$185	$600
Middle income	$820	$798	2.8%	$820	$785	4.4%	$601	$2,100
Average price for all homes	$324	$296	9.4%	$327	$299	9.1%
Compound average price for all homes	$398	$375	6.2%	$398	$373	6.8%
* The Company categorized its products sold during the quarter according to the price ranges presented above.

Mortgage Financing. As of June 30, 2008, the Company’s customers obtained mortgages from INFONAVIT, the three largest Sofoles, five commercial banks and FOVISSSTE. During the second quarter of 2008, INFONAVIT represented 80.9% of the mortgages granted to Homex’s customers.

MORTGAGE FINANCING BY SEGMENT
Number of Mortgages					Number of Mortgages
Financing Source	2Q'08	% of Total	2Q'07	% of Total	2008 YTD	% of Total	2007 YTD	% of Total
INFONAVIT	10,862	80.9%	9,413	76.6%	19,703	81.8%	16,840	76.4%
SHF & Banks	819	6.1%	1,893	15.4%	2,001	8.3%	3,407	15.5%
FOVISSSTE	1,745	13.0%	983	8.0%	2,373	9.9%	1,803	8.2%
Total	13,426	100.0%	12,289	100.0%	24,077	100.0%	22,050	100.0%

Geographic Expansion. During the quarter the Company started a new affordable entry level project in the city of Saltillo. The Company also continued to consolidate its operations in existing cities by launching three new affordable entry level developments at Culiacan, Torreon and Mexicali, and four new middle-income projects at Acapulco, León, Monterrey and Tijuana. Additionally, seven affordable-entry level stages and two middle-income stages were initiated in current Communities.

SECOND QUARTER 2008 RESULTS	3

Homex continued to follow a strategy of maintaining a geographically diverse base of projects in medium-sized cities, while strengthening its presence in the major metropolitan areas in Mexico during the quarter.

Homex is one of the leading homebuilders in Mexico’s top four markets -- the Mexico City metropolitan area, Guadalajara, Monterrey and Tijuana -- and continues to have one of the leading positions in the additional 30 cities where the Company operates.

Financial Results

Revenues increased 19.5% in the second quarter of 2008 to Ps.4,381 million from Ps.3,666 million in the same period of 2007. Total housing revenues in the second quarter of 2008 increased 19.5%, driven in part by higher affordable-entry level sales volume, and higher average prices in both segments. Affordable-entry level revenues increased during the second quarter 2008 by 20.1%, while revenues from middle-income increased 17.6%. As a percentage of total revenues, affordable-entry level increased to 77.1% in the second quarter of 2008. Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials such as block and concrete to third parties, increased 21.8%.

REVENUES BREAKDOWN
Thousands of pesos	2Q'08	2Q'07	Change 08 / 07	2008 YTD	2007 YTD	Change 08 / 07
Affordable-entry	$3,377,817	$2,813,280	20.1%	$6,055,874	$5,038,228	20.2%
Middle income	$974,139	$828,647	17.6%	$1,751,499	$1,495,442	17.1%
Total housing revenues	$4,351,956	$3,641,927	19.5%	$7,807,373	$6,533,670	19.5%
Other revenues	$29,129	$23,924	21.8%	$55,079	$64,702	-14.9%
Total revenues	$4,381,085	$3,665,851	19.5%	$7,862,452	$6,598,372	19.2%

Gross Profit. For the quarter, gross profit increased 22.1% to Ps.1,419 million from Ps.1,162 million in the same quarter of 2007. Homex generated a gross margin of 32.4% in the second quarter of 2008, a 68 basis points increase compared to 31.7% in the same period of last year. The higher margin is mainly driven by efficiencies generated from the implementation of our new construction technology based on aluminum moulds.

Selling and Administrative Expenses (SG&A). As a percentage of total revenues, selling and administrative expenses in the second quarter of 2008 increased to 11.2% from 9.9% in the second quarter of 2007. When compared to the first quarter of 2008, SG&A as a percentage of total revenues decreased 10 basis points. The increase in SG&A year over year is mainly the result of our expansion programs and the development of our tourism division that is expected to generate revenues in the first quarter of 2009.

SELLING AND ADMINISTRATIVE EXPENSES
Thousands of pesos	2Q08	% of Total	2Q07	% of Total	Change 08 / 07	2008 YTD	% of Total	2007 YTD	% of Total	Change 08 / 07
Selling and administrative expenses	$469,204	10.7%	$340,350	9.3%	37.9%	$839,471	10.7%	$608,778	9.2%	37.9%
Beta trademark amortization	22,764	0.5%	23,344	0.6%	-2.5%	$45,527	0.6%	$46,814	0.7%	-2.7%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES5	$491,968	11.2%	$363,694	9.9%	35.3%	$884,998	11.3%	$655,592	9.9%	35.0%

SECOND QUARTER 2008 RESULTS	4

Operating income in the second quarter of 2008 increased 16.0% to Ps.927 million compared to Ps.799 million in the same period of 2007. Operating income as a percentage of revenues was 21.2% in the second quarter of 2008 compared to 21.8% in the same period of 2007. The slight reduction is primarily the result of increased cost and expenses resulting from the Company’s new tourism offices and the initial expenses from the new developments launched during the first and second quarter of 2008.

Other Income (Expense). In the second quarter 2008, the Company recorded other income of Ps.14 million, compared to other income of Ps.3 million in the second quarter of 2007. Other income is generated principally from the sale of construction materials to third parties.

Net comprehensive financing cost (gain) registered a gain of Ps.96 million in the second quarter of 2008 compared to a cost of Ps.128 million in the second quarter of 2007. The result mainly reflects the appreciation of the Mexican peso-US dollar exchange rate registered in the net changes in the translation of our foreign currency-denominated debt. The change also reflects the application of the new Mexican Financial Reporting Standard, under bulletin D-6, which requires the Company to capitalize certain interest previously expensed on a current basis.

As a percentage of revenues, net comprehensive financing gain was 2.2% in the second quarter of 2008. The drivers of this result included the following:

a)
Net interest expense decreased to Ps.33 million in the second quarter of 2008 from Ps.91 million in the second quarter of 2007 as a result of the capitalization of interest previously expensed on a current basis. For the second quarter of 2008, we capitalized Ps.33 million of interest into cost and inventory.

b)
The Company’s reported non-cash monetary position in the second quarter of 2008 was Ps.0 as a result of the new Mexican Financial Reporting Standards, which no longer follows inflation accounting and therefore, does not recognize the effect of Bulletin B-10.

c)
Foreign exchange gain in the second quarter of 2008 was Ps.129 million compared to a foreign exchange loss of Ps.35 million in the second quarter of 2007. The result derived mainly from the 3.5% appreciation of the Mexican peso-US dollar exchange rate reflected in the net changes in the translation of our foreign currency-denominated debt.

The monetary position change and the foreign exchange gain are both non-cash items.

Net income for the second quarter of 2008 increased 67.9% to Ps.722 million from the Ps.430 million reported in the same period of 2007, reflecting the factors discussed above.

Earnings per share for the second quarter of 2008 were Ps.2.16, as compared to Ps.1.28 in the second quarter of 2007.

EBITDA margin improved to 24.0% in the second quarter of 2008 from 23.9% in the same period last year, mainly a result of higher sales.

The following table sets forth a reconciliation of net income to EBITDA for the second quarter 2008 and 2007.

SECOND QUARTER 2008 RESULTS	5

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	2Q08	2Q07
Net Income (loss)	$722,295	$430,184
Depreciation	$75,404	$49,375
Interest Capitalization	$13,351	$0
Beta Trademark	$22,764	$23,344
Net Comprehensive Financing Cost	-$96,183	$128,179
Income Tax Expense	$290,261	$206,416
Minority Interest	$24,091	$37,299
EBITDA	$1,051,983	$874,797

Land Reserve. As of June 30, 2008, Homex’s land reserve was 140 million square meters, which includes both the titled land and land in process of being titled. This is equivalent to 664,816 homes, of which 517,082 are focused on the affordable entry-level and 147,733 in the middle-income and higher end segments.

As of June 30, 2008 Homex had approximately five years of future sales of land bank on the balance sheet. In addition, Homex maintains approximately two years of additional anticipated sales in optioned land.

Liquidity. On June 30, 2008, Homex entered into a new credit facility denominated in Mexican pesos in an amount equivalent to US$200 million with Banco Inbursa, S.A., one of the leading banks in Mexico. The five-year credit facility, with a single principal payment due at maturity, has an annual interest rate of TIIE (the reference interest rate in Mexico) plus 1.35% payable quarterly and the Company intends to use the credit facility for land acquisitions, improving its tax strategy, as well as for investment in recently launched vertical or multi-story construction and tourism developments. As of June 30, 2008, Homex draw down Ps.800 million of this credit facility.

As a result, Homex’s average debt maturity is 4.4 years. The Company had a net debt of Ps.2,878 million as of June 30, 2008. Homex’s debt to total capital ratio was 31.3% while interest coverage was 32.2x. Without considering the D-6 bulletin, the EBITDA to Net Interest Expense would have been 8.4x in the second quarter of 2008. Homex funded its cash needs for the second quarter of 2008, including land acquisitions, capex, debt service and working capital requirements through a combination of cash flow from operations, debt, working capital, and existing cash on hand.

•	Net debt: Ps.2,878 million

•	Net debt to EBITDA ratio: 0.76x

•	Debt to total capitalization ratio: 31.3%

SECOND QUARTER 2008 RESULTS	6

RECONCILIATION OF NET INCOME (LOSS) TO FREE CASH FLOW DERIVED FROM OUR MFRS INFORMATION
Thousands of pesos	jun-08	jun-07
Net Income (loss)	$1,226,622	$896,997
Items that did not require cash resources (non-cash items)	726,338	583,067

Net resources used (generated) by operating activities	-3,169,250	-1,440,681
Capital Expenditures	-228,882	-308,050
Free Cash Flow after land purchases and capex	-$1,445,172	-$268,666

Accounts Receivable. Homex reported total receivables of 54.8% of revenues as of June 30, 2008, representing an increase over the 39.4% reported as of June 2007, calculated for the twelve months ended June 30, 2007.

The period-end days in accounts receivable, calculated as of June 30, 2008, was 197 days, compared to 142 days as of June 30, 2007. The year-over-year increase is mainly due to a longer internal collection process, an increase in collection times driven by the shift of mortgage financing from sofoles to commercial banks, as well as an increase in vertical and middle income building projects.

WORKING CAPITAL CYCLE	2Q08	2Q07
Inventory w/land days	369	379
Turnover accounts receivable days	197	142
Turnover accounts payables days	206	208
Total Working Capital Cycle	360	313

2008 Guidance: The Company reaffirms its guidance for 2008 published in December 2007:

2008 COMPANY GUIDANCE
Guidance 2008
Revenues Growth	16.0% to 18.0%
EBITDA Margin (%)	24.0% to 25.0%

Recent Business Highlights

Homex presents a unique home customization option for affordable entry level and middle income housing

On June 26, 2008 the Company presented a unique home customization option for affordable entry level and middle income housing. The Company offers to its customers a series of options with several interior and exterior finishes for customizing their home.

Besides increasing its value, it also allows customers a single contact for support, warranty, and backup, which is always provided by the Company. Additionally the cost of customizing a new house will be included in the monthly mortgage payment (INFONAVIT, FOVISSSTE, and commercial Banks) and affordable entry level and middle income customers will pay it monthly, without compromising their cash flow.

SECOND QUARTER 2008 RESULTS	7

Homex initiates operations in Saltillo through the development of a new Affordable- Entry level project

On May, 21, 2008 Homex announced the start of new operations in the city of Saltillo, the capital city of the state of Coahuila. The Company’s project will consist of 1,070 affordable-entry level homes with an average price range between Ps. 245 thousand and Ps. 310 thousand built over 22 hectares and providing housing to more than 1,000 families. With the start of operations in this city Homex increases its presence into 34 cities in Mexico.

International Investments and Expansion Strategy

During the second quarter of 2008, the Company formed Homex India as a joint venture with Daksh Builders and Developers Pvt. Ltd., Homex India intends to establish its first pilot project of low-middle income housing in northern India later this year. Homex India has advanced US$1.4 million under the agreement and expects to spend approximately US$3 million in connection with this joint venture during the remainder of 2008.

Homex intends to continue to explore, on a test basis, other international expansion opportunities in highly populated and underserved areas in the world.

* * * * * * * * * *

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month and six-month periods ended June 30, 2008 and 2007, the Consolidated Statement of Changes in Financial Position for the period ended June 30, 2008 and 2007 and the Consolidated Balance Sheet of Desarrolladora Homex, S.A.B. de C.V.

SECOND QUARTER 2008 RESULTS	8

HOMEX SECOND QUARTER 2008 RESULTS CONFERENCE CALL

DATE:	Tuesday, July 22, 2008

TIME:	9:00 AM Central Time (Mexico City)
10:00 AM Eastern Time (New York)

HOSTS:	Gerardo de Nicolás, Chief Executive Officer
Alan Castellanos, Vice President of Finance and Planning and Chief Financial Officer
Carlos J. Moctezuma, Investor Relations Officer

DIAL-IN:	International: 913-312-0700
U.S.: 888-710-3981
Passcode: 8423994
Please call 10 minutes prior to start time and request the Homex call

PRE-REGISTER:
As well participants may pre-register at: https://ww4.premconf.com/webrsvp/register?conf_id=8423994 or by calling to the RSVP line at 719-457-2550 to register on phone Pre-registrants will obtain a pin number to be used the day of the conference call to be connected directly.

REPLAY:	719-457-0820, available one hour after the call ends, the pass code to access the replay of the call is 8423994. Or via webcast at http://www.homex.com.mx/ri/index.htm

A copy of the earnings release will be e-mailed to you after market close on July 21, 2008. It will also be available on the Company IR website at http://www.homex.com.mx/ri/index.htm

Please contact Mr. Carlos Moctezuma at (011-52-667) 758 5838 or via email at investor.relations@homex.com.mx with any questions.

SECOND QUARTER 2008 RESULTS	9

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF JUNE 30, 2008 WITH JUNE 30, 2007

(Figures in thousands of pesos)	jun-08		jun-07		Change 08 / 07
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,180,312	8.1%	2,136,750	10.2%	2.0%
Accounts receivable, net	9,581,817	35.8%	5,724,383	27.2%	67.4%
Inventories	12,181,750	45.5%	10,444,703	49.7%	16.6%
Other current assets	254,914	1.0%	357,840	1.7%	-28.8%
Total current assets	24,198,793	90.4%	18,663,677	88.7%	29.7%

Property and equipment, net	1,238,866	4.6%	890,958	4.2%	39.0%
Goodwill	731,861	2.7%	731,861	3.5%	0.0%
Other assets	608,564	2.3%	744,660	3.5%	-18.3%
TOTAL	26,778,084	100.0%	21,031,155	100.0%	27.3%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	1,134,744	4.2%	276,190	1.3%	310.9%
Accounts payable	6,804,809	25.4%	5,725,457	27.2%	18.9%
Advances from customers	241,365	0.9%	324,857	1.5%	-25.7%
Taxes payable	123,496	0.5%	235,266	1.1%	-47.5%
Total current liabilities	8,304,414		6,561,770		26.6%

Long-term notes payable to financial institutions	3,923,503	14.7%	3,415,063	16.2%	14.9%
Labor Obligations	103,063	0.4%	53,167	0.3%	93.8%
DEFERRED INCOME TAXES	3,344,452	12.5%	2,483,000	11.8%	34.7%
Total liabilities	15,675,432	58.5%	12,513,000	59.5%	25.3%
STOCKHOLDERS' EQUITY
Common stock	528,011	2.0%	528,011	2.5%	0.0%
Additional paid-in capital	3,180,881	11.9%	3,280,223	15.6%	-3.0%
Retained earnings	6,965,647	26.0%	4,403,324	20.9%	58.2%
Excess in restated stockholders' equity	340,559	1.3%	332,713	1.6%	2.4%
Cumulative initial effect of deferred income taxes	-157,827	-0.6%	-158,196	-0.8%	-0.2%
Majority Stockholders´ Equity	10,857,271	40.5%	8,386,075	39.9%	29.5%

Minority interest	245,382	0.9%	132,080	0.6%	85.8%
TOTAL STOCKHOLDERS´ EQUITY	11,102,653	41.5%	8,518,155	40.5%	30.3%

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	26,778,084	100.0%	21,031,155	100.0%	27.3%

SECOND QUARTER 2008 RESULTS	10

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF SECOND QUARTER 2008 WITH SECOND QUARTER 2007

(Figures in thousand of pesos)	2Q'08		2Q'07		Change 08 / 07
REVENUES
Affordable-entry level revenue	3,377,817	77.1%	2,813,280	76.7%	20.1%
Middle income housing revenue	974,139	22.2%	828,647	22.6%	17.6%
Other revenues	29,129	0.7%	23,924	0.7%	21.8%
TOTAL REVENUES	4,381,085	100.0%	3,665,851	100.0%	19.5%
TOTAL COSTS	2,962,245	67.6%	2,503,414	68.3%	18.3%

GROSS PROFIT	1,418,840	32.4%	1,162,437	31.7%	22.1%
SELLING AND ADMINISTRATIVE EXPENSES
Selling and Administrative Expenses	469,204	10.7%	340,350	9.3%	37.9%
Beta Trademark Amortization	22,764	0.5%	23,344	0.6%	-2.5%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	491,968	11.2%	363,694	9.9%	35.3%

OPERATING INCOME	926,871	21.2%	798,743	21.8%	16.0%
OTHER INCOME AND EXPENSES	13,593	0.3%	3,335	0.1%	-
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	79,619	1.8%	119,637	3.3%	-33.4%
Interest income	-46,988	-1.1%	-28,604	-0.8%	-
Foreign exchange (gain) loss	-128,814	-2.9%	34,799	0.9%	-
Monetary position loss	0	0.0%	2,347	0.1%	-100.0%
	-96,183	-2.2%	128,179	3.5%	-175.0%
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	1,036,647	23.7%	673,899	18.4%	53.8%

INCOME TAX EXPENSE	290,261	6.6%	206,416	5.6%	40.6%
NET INCOME	746,386	17.0%	467,484	12.8%	59.7%
MAJORITY INTEREST	722,295	16.5%	430,184	11.7%	67.9%
MINORITY INTEREST	24,091	0.5%	37,299	1.0%	-35.4%
NET INCOME	722,295	16.5%	430,184	11.7%	67.9%
Earnings per share	2.16	0.0%	1.28	0.0%	68.4%

EBITDA	1,051,983	24.0%	874,797	23.9%	20.3%

SECOND QUARTER 2008 RESULTS	11

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF SIX MONTHS 2008 WITH SIX MONTHS 2007

(Figures in thousands of pesos)	2008 YTD		2007 YTD		Change 08 / 07
REVENUES
Affordable-entry level revenue	6,055,874	77.0%	5,038,228	76.4%	20.2%
Middle income housing revenue	1,751,499	22.3%	1,495,442	22.7%	17.1%
Other revenues	55,079	0.7%	64,702	1.0%	-14.9%
TOTAL REVENUES	7,862,452	100.0%	6,598,372	100.0%	19.2%
TOTAL COSTS	5,348,219	68.0%	4,502,717	68.2%	18.8%

GROSS PROFIT	2,514,233	32.0%	2,095,655	31.8%	20.0%
SELLING AND ADMINISTRATIVE EXPENSES
Selling and Administrative Expenses	839,471	10.7%	608,778	9.2%	37.9%
Beta Trademark Amortization	45,527	0.6%	46,814	0.7%	-2.7%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	884,998	11.3%	655,592	9.9%	35.0%

OPERATING INCOME	1,629,235	20.7%	1,440,063	21.8%	13.1%
OTHER INCOME	18,362	0.2%	156,473	2.4%	-88.3%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	142,911	1.8%	239,545	3.6%	-40.3%
Interest income	-82,793	-1.1%	-67,701	-1.0%	22.3%
Foreign exchange (gain) loss	-174,209	-2.2%	38,169	0.6%	-
Monetary position loss	0	0.0%	39,461	0.6%	-100.0%
	-114,091	-1.5%	249,474	3.8%	-145.7%
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	1,761,688	22.4%	1,347,063	20.4%	30.8%

INCOME TAX EXPENSE	490,473	6.2%	408,861	6.2%	20.0%
NET INCOME	1,271,215	16.2%	938,202	14.2%	35.5%
MAJORITY INTEREST	1,226,622	15.6%	896,997	13.6%	36.7%
MINORITY INTEREST	44,593	0.6%	41,205	0.6%	8.2%
NET INCOME	1,226,622	15.6%	896,997	13.6%	36.7%
Earnings per share	3.66		2.67		37.2%

EBITDA	1,897,025	24.1%	1,729,538	26.2%	9.7%

SECOND QUARTER 2008 RESULTS	12

Consolidated Statement of Changes in Financial Position
As of June 30, 2008 and 2007

Net income	1,226,622	896,997
Non Cash items:
Depreciation	145,745	86,187
Minority Interest	44,593	41,205
Amortization of Intangibles	45,527	46,814
Labor obligations
Deferred income taxes	490,473	408,861
	1,952,960	1,480,064
(Increase) decrease in:
Trade accounts receivable	(1,797,119)	(233,688)
Inventories (w/land)	(698,637)	(1,051,678)
Trade accounts payable	(399,167)	119,064
Other A&L, net (1)	(274,326)	(274,378)
Changes in operating assets and liabilities	(3,169,250)	(1,440,681)

Operating Cash Flow	(1,216,290)	39,384

Capex	(228,882)	(308,050)

Free Cash Flow	(1,445,172)	(268,666)

Net Financing Activities	1,262,560	(13,871)

Net increase (decrease) cash and restricted cash	(182,612)	(282,537)

Balance at beginning	2,362,924	2,419,286

Balance at end	2,180,312	2,136,749

(1) Includes adjustment of goodwill and others.

SECOND QUARTER 2008 RESULTS	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: July 21, 2008
By: Alan Castellanos
Name: Alan Castellanos
Title: Chief Financial Officer

By: Ramon Lafarga
Name: Ramon Lafarga
Title: Administrative and Accounting Officer